Exhibit 99.10

Valour Announces Strategic Partnership with Spirit Blockchain and Participation in Private Placement of CSE:SPIR

●	Spirit is a Canadian-Swiss group operating in the blockchain and digital asset sectors with the primary goal of creating value in a rapidly growing environment through recurring cash flows and capital appreciation.

●	Valour’s CEO, Olivier Roussy Newton intends to seek a seat on the Spirit Board following the closing of the private placement. In addition, Spirit CEO Lewis Bateman will following the closing of the private placement join the board of directors of Valour and guide Valour in its product development.

TORONTO, March 2, 2023 /CNW/ - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance is pleased to announce that they have agreed to enter into a strategic partnership in with Spirit Blockchain (CSE: SPIR), a Canadian company that offers shareholders diversified exposure to the Blockchain and Digital Asset Industry. Leading up to this strategic partnership, Valour will also participate Spirit Blockchain’s private placement.

Spirit is listed on the Canadian Securities Exchange (CSE) under the symbol SPIR.CN. Spirit is a Canadian-Swiss group operating in the blockchain and digital asset sectors with the primary goal of creating value in a rapidly growing environment through recurring cash flows and capital appreciation. Spirit provides investors with direct exposure to the sector without the technical complexity or constraints of purchasing and holding the underlying crypto assets.

To align the interests of all parties and help Spirit achieve its objectives, Valour’s CEO, Olivier Roussy Newton intends to seek a seat on the Spirit Board following the closing of the private placement. In addition, Spirit CEO Lewis Bateman will following the closing of the private placement join the board of directors of Valour and guide Valour in its product development. Over the following six months, the two firms will also establish objectives, key results, and key performance indicators for the strategic partnership and execute definitive agreements reflecting the partnership.

“Valour is a great company to partner with, and the partnership will be the foundation of great opportunities and growth for both companies.” “This is only the beginning,” Spirit CEO Lewis Bateman said.

“We are thrilled to have the opportunity to work with Spirit Blockchain as a partner” said the CEO of Valour, Olivier Roussy Newton. “This partnership symbolizes Valour’s commitment to building the leading decentralized digital asset management firm in the world.” Lewis Bateman has extensive experience in exchange-traded product solutions and capital formation in both traditional and digital markets and was the strategic lead in mergers and acquisitions at previous public companies.

Learn more about Valour and Spirit Blockchain at www.valour.com and www.spiritblockchain.com/

About Valour

Valour Inc. (NEO: DEFI) (GR: MB9) (OTCQB: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

About Spirit Blockchain

Spirit is listed on the Canadian Securities Exchange (CSE) under the symbol SPIR.CN.

Spirit is a Canadian-Swiss group operating in the Blockchain and digital asset sectors with the primary goal of creating value in a rapidly growing environment through recurring cash flows and capital appreciation.

Spirit provides investors with direct exposure to the sector, without the technical complexity or constraints of purchasing and holding the underlying crypto assets. Spirit’s strategy is based upon management’s conviction that the Blockchain and digital asset ecosystem will provide significant growth and outperform traditional asset classes over the medium to long-term.

The strategy of the Company is centered on four complementary economic units:

●	Royalties & Streams by lending capital to Blockchain ecosystem participants, where repayment of the notional and interest takes place in the form of crypto assets;

●	Advisory & Research Services;

●	Treasury management through investment in major crypto assets with cold storage in Switzerland; and

●	Providing IT Solutions to the sector in the areas of Compliance, AML, Forensics and Risk Reporting.

To learn more about Spirit, go to: www.spiritblockchain.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the strategic partnership between Spirit and Valour Inc.; Valour Inc. participating in the private placement of Spirit; Mr. Bateman been nominated to the board of directors of Valour Inc. following the closing of the private placement; Mr. Roussy Newton being nominated to the Board of directors of Spirit following the closing of the private placement.; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE Valour, Inc.

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%SEDAR: 00007675E

For further information: Investor Relations, ir@valour.com

CO: Valour, Inc.

CNW 07:30e 02-MAR-23